UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
ReGrained, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    December 14, 2016

Physical address of issuer
1550 Carroll Ave, San Francisco, CA 94124

Website of issuer
www.regrained.com

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$67,698	$211,442
Cash & Cash Equivalents	$41,539	$201,857
Accounts Receivable	$15,446	$6,139
Short-term Debt	$3,000	$543
Long-term Debt	$719,882	$285,543
Revenues/Sales	$131,133	$59,247
Cost of Goods Sold	$121,267	$26,710
Taxes Paid	$24,644	$0
Net Income	-$570,787	-$73,335


April 30, 2018

FORM C-AR

ReGrained, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by ReGrained Inc., a California Corporation (the "Company," as well as references to "we, " "us, " or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.crowfall.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) the liquidation or dissolution of the Company in accordance with state law.

The date of this Form C-AR is April 30, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

ReGrained, Inc. (the "Company" or "ReGrained") is a California corporation, formed on December 14, 2016. The Company was formerly organized as ReGrained, LLC, a limited liability company of California, formed on May 28, 2014.

The Company is located at 1067 Market St, Suite 3006 San Francisco, CA 94103.

The Company's website is www.regrained.com.

The information available on or through our website is not a part of this Form C-AR. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C-AR.

The Business
ReGrained manufactures healthy snack foods using edible byproducts from other food and beverage manufacturers. We sell our products to retailers, direct to consumer, and through distribution channels. We manufacture all of our products and utilize quality sourced materials to produce our products. We currently sell three SKUs of commercialized snack bars.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We rely on other companies to provide raw materials, major components, and basic ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials or basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or basic ingredient.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our

consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jordan Schwartz (Chief Operating Officer and Co-Founder), Dalton Allen (Advisor and Board of Directors Member), and Daniel Kurzrock (Chief Executive Officer and Co-Founder). The Company has or intends to enter into employment agreements with Jordan Schwartz and Daniel Kurzrock although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jordan Schwartz, Dalton Allen, and Daniel Kurzrock or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to

obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jordan Schwartz, Dalton Allen, and Daniel Kurzrock in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Jordan Schwartz, Dalton Allen, and Daniel Kurzrock die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, fuel prices and government-sponsored agricultural programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as cardboard board and sustainable plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. These recalls for contamination could occur due to occurrences beyond the Company's control such as contamination in a space leased by the Company. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil

remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.
We are establishing relationships and will eventually rely on third parties, called co-packers, in our industry to produce our products. We currently do not have any co-packing agreements for our products but anticipate we will in the near future. Our dependence on co-packers will put us at substantial risk in our operations. We intend to sign a co-packer agreement within 3 months. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.
A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. All of our net sales for the year ended December 31, 2016 resulted from sales of our Sustainable Supergrain Bars. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing flavors of products or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:
• the introduction of competitive products;
• changes in consumer preferences among snack food products;
• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
• changes in awareness of the social effects of farming and food production;

- changes in consumer perception about trendy snack products;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding snack products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the healthfulness of our products

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We will, in the future, depend on third-party co-manufacturers to manufacture some of our products.
The loss of this/these co-manufacturers or the inability of these co-manufacturers to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We will rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers will be required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers will also be required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers will require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

The Company maintains leases for spaces which are not entirely under its control.
The company relies on certain leases with third parties. If the Company loses these leases for any reason or is unable to extend leases on terms favorable to the company it could negatively affect the Company and its operations. If the owners and managers of these premises do not maintain these premises adequately it could result in an unsafe environment for food production or result in injury. Any injury or creation of contamination could subject the Company to litigation.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, including ingredients such as brown rice, quinoa, almonds, sunflower seeds, blueberries, cranberries, inulin sunflower oil, and salt. In addition, we purchase and use significant quantities of sustainable film and cardboard to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as food service and retail where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

BUSINESS

Description of the Business
ReGrained manufactures healthy snack foods using edible byproducts from other food and beverage manufacturers. We sell our products to retailers, direct to consumer, and through distribution. We manufacture all of our products and utilize quality sourced materials to produce our products. We currently sell three SKUs of commercialized snack bars.

The Company's Products

Product / Service	Description	Current Market
ReGrained Supergrain+ Bars	We have three flavors (3 SKUs) available currently in the market. The 3 flavors include Honey Cinnamon IPA, Chocolate Coffee Stout, and Blueberry Sunflower Saison	Our customers are our distribution partners (like UNFI), food service accounts (like Silicon Valley Tech companies), online retailers, subscription boxes, and consumers who buy directly from our website.

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We currently offer three flavors of our bars and are hoping to release a new line of savory snacks by summer 2018.

We sell our products primarily through our main distributor, UNFI. We also sell directly to online retailers (e.g., Amazon), online box subscriptions (e.g., Mancrates and Imperfect Produce), food service accounts (e.g., Blue Star Vending), and direct to consumers through our website.

Competition
Currently, ReGrained's primary product competitors are other snack bar brands, notably CLIF Bar, KIND, and RXBAR. As the company moves into other product lines for its SuperGrain+, its competitive landscape will change to other incumbent products. For example, Rise, a New York company, uses spent grain to produce different varieties of flour that it sells online and to local bakeries and restaurants. In 2017, Anheuser-Busch InBev launched a brand called Canvas, a ready-to-drink non-dairy milk beverage made with upcycled spent grain.

The markets for the ReGrained's products and services are highly competitive and the Company is confronted by aggressive competition, but not without significant position advantages. Principal competitive factors important to ReGrained include price, product features, relative price/performance, product quality and reliability, sustainability, marketing and distribution capability, service and support, and corporate reputation. As ReGrained moves into other product lines for its SuperGrain+, our competitive landscape will change to other incumbent products. For example, Rise, a New York company, uses spent grain to produce different varieties of flour that it sells online and to local bakeries and restaurants. Many traditional "competitors" may actually represent future partnership opportunities for our model.

Customer Base
Our customers are our distribution partners (e.g., UNFI), food service accounts (e.g., Silicon Valley Tech companies), online retailers and subscription boxes, and consumers who buy direct from our website.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5240562	030 Flour; flour for food; processed grains	ReGrained	November 22, 2016	July 11, 2017	USA

| 4675415 | 030 Bread, Breakfast cereals, cake mixes, granola-based snack bars, snack mix consisting primarily of crackers, pretzels and/or popped popcorn | ReGrained | June 20, 2014 | January 20, 2015 | USA |

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Processed Food Production	California Department of Health	Permit	February 15, 2017	May 20, 2017
FDA Registration	FDA	Facility Registration Number	November 1, 2016	November 1, 2016

Our business has been and will continue to be subject to the Food and Drug Administration and other U.S. laws and regulations, as well as California Health Department requirements around registration as a food processor. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is at 1550 Carroll Ave, San Francisco, CA 94124.

The Company also leases a shared commercial kitchen at 1001 Howard Ave San Mateo, CA 94401.

Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Dalton Allen

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Advisor and Board of Directors member, February 23, 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Telluric Foods, Inc., 2008 to Present
- Telluric Foods is a private equity and advisory accelerator for small innovative food businesses.

Board Member, ReGrained, February 23, 2017 to Present
- As an advisor and board member, Dalton assists the principles officers in strategic decision making, brand direction, and go to market strategy.

Name
Jordan Schwartz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Directors member, Chief Operating Officer and Co-Founder, 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Business Manager, Local Mission Group, LLC, September 2013 to September 2016

Chief Operating Officer and Co-founder, ReGrained, from 2016 to Present
- As Chief Operating Officer, Jordan operates in collaboration with Dan to make executive and strategic decisions as well as define ReGrained's mission and vision for growth. Jordan's main responsibilities include operations, product development, and finance.

Member and Incorporator of ReGrained, LLC, 2014-2016.

Name
Daniel Kurzrock

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer and Co-Founder, from 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Full Time MBA student, Presidio Graduate School, October 2014 to May 2016

Independent Sales Operations Consultant, October 2014 to May 2016
- Dan worked with one primary client to increase Sales Operation efficiency.

Chief Executive Officer, ReGrained, Inc., from 2016 to Present
- As Chief Executive Officer, Dan operates in collaboration with Jordan to make executive and strategic decisions as well as define ReGrained's mission and vision for growth. Dan's main responsibilities include leading sales and marketing, fundraising efforts/investor relations, partner relations, external communications, and thought leadership.

Member and Incorporator, ReGrained, LLC, from 2014 – 2016.
_____

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jordan Schwartz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer and Co-Founder, 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Business Manager, Local Mission Group, LLC, September 2013 to September 2016

Chief Operating Officer and Co-founder, ReGrained, from 2016 to Present
- As Chief Operating Officer, Jordan operates in collaboration with Dan to make executive and strategic decisions as well as define ReGrained's mission and vision for growth. Jordan's main responsibilities include operations, product development, and finance.

Member and Incorporator of ReGrained, LLC, 2014-2016.

Name
Daniel Kurzrock

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer and Co-Founder, from 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Full Time MBA student, Presidio Graduate School, October 2014 to May 2016

Independent Sales Operations Consultant, October 2014 to May 2016
- Dan worked with one primary client to increase Sales Operation efficiency.

Chief Executive Officer, ReGrained, Inc., from 2016 to Present
- As Chief Executive Officer, Dan operates in collaboration with Jordan to make executive and strategic decisions as well as define ReGrained's mission and vision for growth. Dan's main responsibilities include leading sales and marketing, fundraising efforts/investor relations, partner relations, external communications, and thought leadership.

Member and Incorporator, ReGrained, LLC, from 2014 – 2016.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 7 employees in California, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Sarah Nathan	Employment Contract	October 16, 2016	N/A
Harrison Laine	Employment Contract	December 14, 2016	N/A
Philip Saneski	Employment Contract	January 2, 2017	N/A
Cassidy Lundy	Employment Contract	June 5, 2017	N/A
Ahram Kim	Employment Contract	January 4, 2018	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is authorized to issue 100,000 shares of a single class of capital stock (the "Common Stock"). On January 17, 2018, the following issuances of Common Stock were ratified pursuant to a Joint Written Consent (the "Joint Written Consent") by the directors and all shareholders of the Company.

- Upon its conversion from a California limited liability company to a California corporation, the Company, pursuant to a certain Plan of Conversion, issued 5,000 shares of Common Stock to Jordan Schwartz and 5,000 shares of Common Stock to Daniel Kurzrock, each a Founder of the Company. Pursuant to the Joint Written Consent, however, the Company clarified this scrivener's error and clarified its intention to issue 10,000 shares of Common Stock to each Founder, respectively.

- Initially, on January 1, 2017, the Company issued 2,000 shares of Common Stock to its advisor, Shake It Up Brands, pursuant to a Restricted Stock Award Agreement. Pursuant to the Joint Written Consent, however, the Company clarified this scrivener's error and clarified its intention to issue 450 shares of Common Stock to said advisor.

- On February 24, 2017, the Company issued 1,900 shares of Common Stock to its advisor, Telluric Foods, Inc., pursuant to a Consulting and Advisory Agreement.

As of the date of this Form C-AR, 22,350 shares of the Company's Common Stock are issued and outstanding. The Company does not currently have an equity incentive plan in place but plans to issue shares of its Common Stock to employees in the future.

The Company has issued the following convertible promissory notes:

The Company has issued $699,500.00 in convertible promissory notes to 19 investors pursuant to a series of 22 Convertible Promissory Note Purchase Agreements dated beginning September 2016 and ending October 2017 (collectively referred to herein as the "Notes"). The Notes accrue simple interest at a rate of 4.0% per annum and have a maturity date of December 31, 2021.

Upon a qualified equity financing in which the Company raises at least $1,000,000.00 in gross proceeds (excluding conversion of the Notes), then the outstanding principal balance of the Notes shall automatically convert in whole without any further action by holders into the equity securities at conversion price per share equal to eighty percent (80%) of the price per share paid by the investors purchasing the equity securities in the qualified equity financing on otherwise the same terms and conditions as given to the investors.

Unless the Notes have been converted in accordance with above above, then at the option of the holders (a) the entire outstanding principal balance and all unpaid accrued interest shall convert into shares of the Company's "Common Equity" (defined as the class of equity held at that time by the Company's founding members, or if the founding members no longer hold equity at that time, the class of equity held by the assignees of the founding members' equity) at a conversion price based on the Company's valuation of $5,000,000 (as adjusted for stock splits, stock dividends, recapitalizations, or combinations or the like), or (b) the Company shall pay to the holders the entire outstanding principal balance and all unpaid accrued interest thereon no later than sixty (60) days from the maturity date, or (c) a combination of (a) and (b) (i.e. a portion of the outstanding principal balance and unpaid accrued interest thereon may be converted into Common Equity and the remaining portion may be repaid with such portions to be determined by the Holder).

In 2018, the Company raised a total of $869,561.65. Of that amount $514,561.65 was raised in a Regulation CF offering and $160,000 was raised under a Regulation D offering. The remainder was raised through friends and family ($125,000), existing investors ($30,000) and new angel investors ($40,000).

Debt
The Company does not have any debt outstanding.

Ownership
A majority of the Company is owned by two people: Daniel Kurzrock and Jordan Schwartz.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Daniel Kurzrock	44.7%
Jordan Schwartz	44.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	David Kurzrock
Relationship to the Company	Father of Daniel Kurzrock, Co-Founder
Total amount of money involved	$3,000.00
Benefits or compensation received by related person	Loan was repaid in its entirety with a 0% interest rate
Benefits or compensation received by Company	Interest-free loan
Description of the transaction	Personal loan between lender and Company

Securities

Related Person/Entity	Cameron Schwartz
Relationship to the Company	Brother of Jordan Schwartz, Co-Founder
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	A promissory note denoting the terms of the convertible note security.
Benefits or compensation received by Company	$10,000.00
Description of the transaction	Convertible Note

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jordan Schwartz
_____
(Signature)

Jordan Schwartz
_____
(Name)

Chief Operating Officer and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jordan Schwartz
_____
(Signature)

Jordan Schwartz
_____
(Name)

Chief Operating Officer and Director
_____
(Title)

04/30/2018
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Daniel Kurzrock
(Signature)

Daniel Kurzrock
(Name)

Chief Executive Officer and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniel Kurzrock
(Signature)

Daniel Kurzrock
(Name)

Chief Executive Officer and Director
(Title)

04/30/2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Dalton Allen
_____
(Signature)

Dalton Allen
_____
(Name)

Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Dalton Allen
_____
(Signature)

Dalton Allen
_____
(Name)

Director
_____
(Title)

04/30/2018
_____
(Date)

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Regrained, Inc

BALANCE SHEET

As of December 31, 2017

(unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	257.00
Checking	39,890.53
Investment/Savings Account	0.00
PayPal Bank	1,391.90
Total Bank Accounts	**$41,539.43**
Accounts Receivable	
Accounts Receivable	15,446.10
Total Accounts Receivable	**$15,446.10**
Other Current Assets	
Inventory Asset	2,000.00
Undeposited Funds	432.00
Total Other Current Assets	**$2,432.00**
Total Current Assets	**$59,417.53**
Fixed Assets	
Kitchen Equipment	7,629.84
Warehouse Equipment/Funirture	650.64
Total Fixed Assets	**$8,280.48**
TOTAL ASSETS	**$67,698.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-3,522.96
Total Accounts Payable	**$ -3,522.96**
Credit Cards	
American Express Credit Card	-450.61
Citi Costco Credit Card	0.00
Total Credit Cards	**$ -450.61**
Other Current Liabilities	
Loan Payable	**3,000.00**
Total Other Current Liabilities	**$3,000.00**
Total Current Liabilities	**$ -973.57**
Long-Term Liabilities	
Convertible Debt	**719,881.91**
Total Long-Term Liabilities	**$719,881.91**
TOTAL LIABILITIES	**$718,908.34**

	TOTAL
Equity	
Opening Balance Equity	3,457.17
Owner Draw	-8,000.00
Retained Earnings	-75,880.51
Net Income	-570,786.99
Total Equity	**$ -651,210.33**
TOTAL LIABILITIES AND EQUITY	**$67,698.01**

Regrained, Inc

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Discounts given	-1,244.67
Freight	504.00
Sales	16,515.13
Consumer Direct Sales	236.00
Amazon	8,641.51
Website/Paypal	26,991.93
Total Consumer Direct Sales	**35,869.44**
Distribution	33,123.75
Food Service	16,434.01
Online Retail	20,935.80
Retail Direct	6,071.80
Total Sales	**128,949.93**
Services	1,372.85
Shipping Income	642.67
Square Income	908.16
Total Income	**$131,132.94**
Cost of Goods Sold	
Cost of Goods Sold	3,064.65
Ingredients	66,093.32
Packaging	52,108.74
Total Cost of Goods Sold	**$121,266.71**
GROSS PROFIT	**$9,866.23**
Expenses	
Advertising	5,860.75
Auto/Transportation	700.71
Bank Charges	419.07
Banking Expense	245.00
Commissions & fees	4,403.21
Computer & Internet	60.00
Consulting Services	24,000.00
Fraudulent Charges	0.00
Insurance	
Worker's Comp	8,627.00
Total Insurance	**8,627.00**
Insurance - Liability	2,391.58
Interest Expense	20,552.50
Kitchen Space	26,390.59
Storage	10,051.97
Total Kitchen Space	**36,442.56**
Legal & Professional Fees	26,822.75
Licenses and Permits	1,326.00
Marketing	67,717.30

	TOTAL
Branding and Design	5,439.33
Digital	2,040.00
Tradeshows	22,970.31
Total Marketing	**98,166.94**
Meals and Entertainment	2,112.77
Memership Dues & Subscriptions	2,249.85
Office Expenses	135.00
Other General and Admin Expenses	888.90
PayPal Fees	360.42
Payroll Expense	1,830.29
Employer Taxes	22,783.19
Reimbursements	2,813.79
Salaries & Wages	253,559.81
Sick pay	192.69
Subcontractors	5,265.50
Vacation Pay	2,884.23
Total Salaries & Wages	**261,902.23**
Total Payroll Expense	**289,329.50**
Promotional	75.00
QuickBooks Payments Fees	390.31
R&D	15,591.80
Rent or Lease	1,936.32
Repair & Maintenance	721.17
Shipping and delivery expense	21,155.06
Amazon	124.59
Total Shipping and delivery expense	**21,279.65**
Software	4,349.72
Supplies	5,431.35
Office Supplies	588.70
Total Supplies	**6,020.05**
Taxes & Licenses	1,860.61
Travel	2,993.82
Travel Meals	324.26
Utilities	16.00
Total Expenses	**$580,653.22**
NET OPERATING INCOME	$ -570,786.99
NET INCOME	$ -570,786.99